

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

DATE: 1 FEBRUARY 2002
EXEMPTION #82-4295

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **28 pages follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Quarterly Report for the period ended 31 December 2001
with covering letter, 31 January 2002

Yours faithfully

M P Wright
Director / Company Secretary



Herald Resources Limited

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED

31 DECEMBER 2001

31 January 2002

CORPORATE DIRECTORY

Registered and Head Office

Level 3
50 Colin Street
West Perth WA 6005

Tel: (61 8) 9322 2788
Fax: (61 8) 9481 1669
Email: hrl@herald.net.au

Directors

Terry Allen
Michael Wright
Graeme Hutton

Capital structure

Issued & listed capital: 42,570,749 shares

Last sale price: $0.54

Market capitalisation: A$23M

Major shareholders:

Management	32%
ANZ Nominees	16%
National Nominees	2%

Top 20 shareholders hold: 59%

Exploration projects

Western Australia
- Coolgardie
- Sandstone
- Crater
- Kintore
- Montague
- Ida Valley

New South Wales
- Mt David

Indonesia
- Belitung

Major equity interests

72% of International Annax Ventures Inc. (IAX) (Canadian-listed company).

IAX holds:

Indonesia
- Dairi (North Sumatra)

Thailand
- Loei

For all announcements, broker research etc., please check our website:

www.herald.net.au

KEY POINTS

COOLGARDIE PROJECT - GOLD

- **Herald reaches agreement-in-principle with MPI/Pittston for a new 50/50 joint venture and the payment of significant cash sums to Herald (page 4).**
- **Negotiations on project development nearing completion (page 4).**

DAIRI PROJECT – ZINC / LEAD

- **Herald and its Canadian subsidiary, International Annax Ventures Inc (IAX), propose plan of arrangement to acquire all of outstanding shares in IAX, thereby consolidating ownership of the Dairi Project (page 8).**
- **Results of DHEM geophysical survey encouraging (page 9).**

MONTAGUE PROJECT

- **Significant results announced by Gateway Mining NL at the Airport Prospect (page 17).**

SANDSTONE PROJECT

- **Encouraging drilling results obtained at Shillington Prospect (page 14).**


100°E
110°E
120°E
130°E
140°E
10°N
0°
10°S
N
0 250 500 Km
BO HIN KHAO
Zn, Ba
Bangkok
THAILAND
VIETNAM
PHILIPPINES
BRUNEI
Medan
MALAYSIA
Kuala Lumpur
DAIRI
Zn, Pb, Ag
Singapore
MALAYSIA
HALMAHERA
Pontianak
SUMATRA
KALIMANTAN
BELITUNG
Sn, Zn, Pb, Ag
SERAM
BURU
IRIAN JAYA
INDONESIA
Jakarta
JAVA
Surabaya
BALI
SUMBAWA
FLORES
TIMOR
SUMBA
Herald Property
IAX Property
AUSTRALIA

LOCATION MAP OF INDONESIA AND THAILAND SHOWING HERALD GROUP PROPERTIES



KUNANALLING SHEAR
BONNIEVALE
Perth - Kalgoorlie Railway
MYSTERY MINT
CAMEL PADDOCK
MYSTERY MINT
J.V. AREA
PATRICIA JEAN
GLINGA
CNX
RAINBOW
J.V. AREA
3 MILE HILL
GREENFIELDS
BAYLEYS
(LINDSAYS PANEL)
BAYLEYS
(PRICES PANEL)
LINDSAYS
BAYLEYS
KINGS CROSS
KING SOLOMON
Coolgardie
Township
GREAT EASTERN HIGHWAY
BRILLIANT
COOLGARDIE
DOME
EMPRESS
NORTH
Granitoids
Ultramafic rocks
extrusive & intrusive
Metabasalts/Mafic intrusives
Felsic volcanics,
volcaniclastics & sediments
0 2 4 6 8km
Herald Resources Limited
COOLGARDIE AREA
GEOLOGY

WESTERN AUSTRALIA

COOLGARDIE PROJECT

(Coolgardie Mineral Field, WA)

CORPORATE / DEVELOPMENT STUDY

In November 1998, Herald entered into a Joint Venture Agreement with MPI/Pittston on Herald's Coolgardie Project. Under the terms of that Agreement, MPI/Pittston had the right to earn a 60% interest in Herald's gold tenements, resources and treatment plant by spending monies on exploration and making certain payments to Herald.

Herald and MPI/Pittston have now reached agreement-in-principle to execute a new Joint Venture Agreement for commercial mining, development and exploration of the Coolgardie Project, the main terms of which are as follows:

- The interests of the parties shall be Herald 50%, MPI/Pittston 50%.
- MPI/Pittston shall pay to Herald the sum of $3,475,000 for a 50% interest in Herald's Coolgardie treatment plant.
- MPI/Pittston retain the Option to purchase 50% of Herald's former gold resources discovered prior to the entry of MPI/Pittston by the payment to Herald of $2,500,000. Prior to the exercise of this Option, MPI/Pittston shall pay the sum of $20 per ounce to Herald for MPI/Pittston's share of any ounces produced from these former resources until total payments of $2,500,000 have been made, thereby fully exercising the Option.
- MPI/Pittston shall act as the Manager of mining and milling operations and ongoing exploration on behalf of the new Joint Venture. (MPI/Pittston presently operate the Stawell gold mine in Victoria)
- MPI must complete $5,000,000 of exploration ($4.8m spent to date) before Herald commences contributing.

The above agreement-in-principle is subject to final documentation being executed by the Parties, which shall include the requirement that several conditions precedent be met, including bank finance being obtained by both parties. Herald has already received an indicative offer of finance from a leading financier in this regard.

Toll Milling

Herald is presently in advanced negotiations with Mines & Resources Australia Pty Ltd (a subsidiary of the Cogema Group) third party to mill that party's ore through the Coolgardie treatment plant, on the basis of cost plus a fixed fee per tonne of ore treated, plus a contribution to capital and re-opening costs.

Development Plans

As previously announced, a project development study has indicated that a gold mining and treatment operation should be profitable at gold prices around the present level. In that study, ore is to be sourced from the high grade underground Empress deposit, the open pit Lindsays deposit and possibly the open pit Greenfields deposit. Total resources at the Coolgardie Project are in excess of 800,000 ounces of gold, while the study has concentrated on 150,000 – 200,000 of these ounces.

Tenders have been requested from a number of contractors for mining at Empress and Lindsays and required statutory approvals have been received. Negotiations will be held with selected tenderers to optimize mining schedules in order to achieve the best available price.

Subject to execution of final agreements and the procuring of bank finance, it is envisaged that production will commence at Coolgardie around the middle of this year, treating a combination of Herald/MPIP and third party tolled ores. Budgeted production, revenues, costs etc. will be announced in due course once final mining costs and other variables above are known.

EXPLORATION

Herald 100% diluting to 50%

The following information is based on reports provided by MPI/Pittston personnel who are managing the Coolgardie Exploration JV. MPI/Pittston can earn a 60% interest in the Coolgardie tenements.

Tindals Regional

Potential for Empress North style analogues are seen at Lady Charlotte, Surprise, Lady Loch and Redemption, all of which have had high-grade production from laminated quartz veins and/or quartz vein stockworks.

Detailed long-section evaluation of the Brilliant to King Solomon trend suggests that several small resource positions could exist and that when combined these could warrant underground development.

Jackpot South

51 infill auger samples were collected over coincident Au-As (gold-arsenic) anomalism at a point where the Jackpot shear (east of the Three Mile Hill waste dump) intersects a NW structure on the footwall contact of the Baileys ultramafic package. Peak results were 352ppb Au and 350ppm As. The presence of sporadic high gold results and consistent >100ppm As suggests that the prospect may warrant some follow up RAB drilling.

Bonnievale

Herald 100% diluting to 50%

38 RAB holes for 1,551m were completed on a 200m x 400m grid to test the potential of a paleochannel system located just to the west of the Bonnievale reefs. The target was an accumulation of clastic and supergene gold similar to that at Lady Bountiful where >400,000oz Au had been produced. Whilst a sedimentary basin of around 1km square and up to 40m deep was outlined, no significant assay results were obtained.

Also, two E-W traverses of RAB holes were drilled to blade refusal to assess the potential for north-trending Bonnievale style veins in this buried area. Zones of moderate to strong quartz veining were intersected in a number of drillholes. The best gold result was:

Hole	Northing	Easting	From	To	Intercept
BVR996	6563800	322960	52	56	4m @ 0.22g/t Au

Tycho Herald 100% diluting to 50%

32 angled RAB holes for 1,083m were drilled on 6 traverses to follow up unexplained soil anomalism near the existing Tycho mineralisation. Aeromagnetic interpretation in the area suggested potential for additional N-NE dipping reactivated thrust surfaces similar to the Tycho structure.

Zones of >0.2g/t Au anomalism were returned along the length of an E-W traverse through the central portion of the main soil anomaly. Better intercepts include:

Hole	Northing	Easting	From	To	Intercept
TYR011	6567400	327825	4	5	1m @ 1.24g/t Au
TYR014	6567300	327800	2	5	3m @ 0.47g/t Au
TYR018	6567300	327900	17	25	8m @ 0.22g/t Au
TYR019	6567300	327925	25	33 (EOH)	8m @ 0.20g/t Au
TYR021	6567300	327975	36	44 (EOH)	8m @ 0.38g/t Au

The anomalous results define a shallowly NE-dipping >0.1g/t Au zone that is interpreted to represent the western up dip expression of the surface that hosts the main Tycho mineralisation. Continued exploration at Tycho would require vertical RC drilling to test the down plunge extension of the known Tycho lode.

Camel Paddock Herald 100% diluting to 50%

A follow-up programme of 62 auger samples on 50m x 50m grids was carried out over four areas of minor Au +/- As anomalism. The sampling confirmed low-level (2-3 times background) anomalism, but has not defined any immediate drill targets. Peak values were 32ppb Au and 90ppb As. Each area will be assessed in the field.

OFFSHORE ACTIVITY

CORPORATE

Herald is pleased to announce that it has entered into a letter agreement ("Letter Agreement") to undertake a business combination ("Business Combination") with its 72% owned Canadian subsidiary, International Annax Ventures Inc ("IAX").

The Business Combination will be effected by a plan of arrangement, whereby Herald will acquire all of the outstanding shares of IAX not already owned by Herald, in consideration for issuing 1 Herald share for each IAX share. Similarly, at the date of the Business Combination (the "Effective Date") all outstanding options to purchase shares of IAX will be converted into options to purchase shares of Herald on the same terms of exercise. Upon completion of the transaction, IAX will be a wholly owned subsidiary of Herald. The Board of Herald will remain the same.

The Board of Herald and IAX have recognised the benefits of having IAX's major asset, the Dairi zinc/lead project, under a stronger financial corporate entity. The simplified corporate structure should make the project much more attractive to potential investors and other interested parties, as well as result in considerable cost savings.

The Board of IAX has recommended that IAX shareholders approve the transaction.

The Board of Herald believes the transaction will be beneficial to shareholders, giving Herald a direct 80% ownership of the Dairi project rather than the present indirect ownership. The project has already delineated high grade zinc/lead resources with an in-ground metal content value of $3.5b.

The agreement commits the respective Boards to enter into a definitive plan of arrangement setting out the terms and conditions of the Business Combination. Successful completion will be subject to approval by shareholders of IAX, Herald, and such other securities regulatory authorities having jurisdiction.

Following receipt of all approvals, Herald would issue securities in exchange for IAX securities as follows:

HER Securities	IAX Securities
6,782,248 ordinary shares	6,782,248 ordinary shares
835,000 options to acquire ordinary shares	835,000 options to acquire ordinary shares

INDONESIA

DAIRI PROJECT	IAX	80%
NORTH SUMATRA	PT Aneka Tambang	20%

The Dairi Project comprises the Generation 7 Contract of Work of 22,030ha and a beneficial interest in two Kuasa Pertambangan (KP) domestic titles totalling 13,640ha. Work progressed during the quarter to unitise the properties and by end December agreement in principle had been reached with the Regent of Dairi and the Department of Energy and Mineral Resources about the means of achieving this, which will result in great benefit for the operation of the Project.

The work program at the Dairi Project was somewhat slowed by the delay in issuance of Forestry operating permits, pending the Inquiry instituted by the Coordinating Minister for the Economy into mining and exploration activities on Forestry Reserves throughout Indonesia. It should be noted that the main Anjing Hitam zinc-lead deposit would, in the event of positive feasibility, be underground mined and thus not subject to current restrictions on openpit mining in forest reserves. The exploration phase of the Contract of Work expires in February 2002 and application has been made for a 1 year extension.

Work during the quarter included the completion of a Downhole EM survey together with limited fixed loop surface TEM survey and ground magnetic survey; completion of mapping and sampling of the Pondok Gambir oxide zinc-lead discovery; mapping and sampling in the far SW of the Sopokomil dome and reconnaissance of the northern discoveries at Lubuk Raya, Sinar Pagi and Bulu Laga old Pb-Ag mine.

DHEM Survey

The most apparently outstanding discovery of the survey, as interpreted by Southern Geoscience Consultants, has been at the **Lae Jehe** sector of Sopokomil where a deep conductor, with some characteristics superior to those measured for the Anjing Hitam massive sulphide body has been located just offhole and below sulphide intercepts in hole SOP 52D (1.3m @ 12.9% Zn, 8.9% Pb plus 13m @ 3.7% Zn, 2.3% Pb) and just penetrated in its upper edge by SOP 54D adjacent to a sulphide intercept (3.0m @ 5.5% Zn, 3.3% Pb). It gives every impression of being a massive sulphide body of some scope, although a particularly conductive shale cannot be ruled out.

Anjing Hitam did not give any surprises although the known massive sulphide body has a masking effect and is easily recognized in all holes logged. Unfortunately hole blockages restricted survey of several key holes and answers about southern extension of the main horizon were not forthcoming. There is some possibility for the existence of a thin, dislocated sheet of sulphide in or close to the northeastern holes SOP 26D and 28D.

The mystery **Dang Takkas** zone 600m SW of Anjing Hitam was surveyed by logging 2 holes as well as a fixed loop surface survey. The interpreted SW dip was confirmed and the major conductor was demonstrated to be cut by the updip hole SOP 20D which only has geochemically anomalous Zn and Pb in carbonaceous shales and siltstone. The strengthening conductor dips about 20m underneath downdip hole SOP 37D, and, while likely due to conductive shale response, there remains some possibility that there is significant sulphide present.

Relatively weak conductivity, likely due to shale response was apparent at **Basecamp**, while particularly strong shale response was registered at **Bongkaras,** masking sulphides although several likely sulphide conductors have been interpreted but not able to be vectored due to defective equipment.

Pondok Gambir

The discovery of high grade oxide zinc and lead mineralisation in this area, 4.5km NW of Anjing Hitam, was reported last quarter. Mapping and soil sampling was extended in the December quarter. Structure is complex and not entirely resolved but it is still interpreted to be in the Julu Sedex Zone. Three east-west trending soil anomalies up to 450m long x 10-30m width have been delineated, the chief of which extends east of Loren's Find II outcrop and has a 5,000ppm Pb and 2,000ppm Zn threshold contour.

REGIONAL EXPLORATION

Reconnaissance mapping and detailed stream sediment sampling was carried out on the SW flank of the Sopokomil Dome where previous Heli-EM and broadbrush soil surveys registered anomalism. While no massive sulphide outcrops were discovered, stream sediment values to 1,660ppm Zn, 330ppm Pb have been encountered and are considered significant.

The NW Tiga Lingga Sector of the CoW was subjected to additional reconnaissance prepatory to more detailed work in the March 2002 quarter. Resampling of the **Sinar Pagi** high grade carbonate hosted prospect indicates the presence of two high grade galena rich, carbonate hosted replacement zones 5m apart with assays of 36.4% Pb, 1,130g/t Ag, 23.5% Pb and 270g/t Ag. No new significant mineralisation was observed at the **Lubuk Raya** grid area where extensive soil geochemical anomalism was detected in the vicinity of strong Heli-EM conductive trends. Detailed mapping will be carried out at this vicinity.

Detailed mapping and soil sampling is intended at the Bulu Laga old mine in the far NE of the CoW where only limited reconnaissance has been carried out in the past.

BATU BESI PROJECT
BELITUNG ISLAND
PROVINCE OF BANGKA-BELITUNG

Herald 100%
(Timah 3-5% royalty)

Herald has a co-operation agreement with PT Tambang Timah, the major Indonesian tin producer, to explore and develop hard-rock tin deposits in 2 KP tenements of about 40,000ha on Belitung Island. Tin and kaolin mining is a major segment of the economy of the new province of Bangka-Belitung.

Work during the quarter comprised mapping and trenching of parts of the southern flank of the Burung Mandi intrusive complex, to the north of Batu Besi. Extensive areas of greisenisation and felsic porphyry, both shedding tin, have been mapped.

Investigation of the Selumar old Dutch mine, which partly extends onto the Herald agreement area, was carried out. This produced about 1900t tin metal up to closure in 1931 and had stated recoverable reserves of about 2350t at that time. It was only worked to shallow depth and has scope for greater depth and strike potential.

A consultant metallurgist was engaged to review all of the metallurgical testwork carried out to date. The main findings were that greater attention could be paid to removing much of the heavy gangue minerals by magnetic separation before attempting gravity separation. It was recommended that more appropriate gravity devices for concentration of fine cassiterite, such as the Kelsey Jig or Mozley Multi-Gravity Separator, be trialed. In addition to the previously trialed reduction roast process, it was recommended that the tin fuming pyrometallurgical method be trialled.

A test on fresh skarn material resulted in poor recovery using the questioned Falcon concentrator. Of significance, it was demonstrated that most of the sulphide with little cassiterite could be removed by flotation and a cleaner copper concentrate of 16.7% Cu was produced. The composite core sample used was found to have a fluorine grade of 14.7%, equivalent to about 30% fluorite, thus indicating significant by-product potential, together with the high magnetite content.

THAILAND

LOEI PROJECT (ZINC-BARITE)
LOEI PROVINCE

IAX beneficial interest 80%

No work was conducted at this property during the quarter.


DARWIN
Broome
Tennant Creek
NORTHERN TERRITORY
Mt Isa
Townsville
QUARTZ CIRCLE
Nullagine
Newman
WESTERN AUSTRALIA
QUEENSLAND
Meekatharra
MONTAGUE
CRATER
Sandstone
SANDSTONE
IDA VALLEY
SOUTH AUSTRALIA
BRISBANE
KINTORE
Kalgoorlie
Coolgardie
COOLGARDIE
NEW SOUTH WALES
PERTH
ADELAIDE
MT DAVID
SYDNEY
Canberra
VICTORIA
MELBOURNE
EXPLORATION PROJECTS
Herald Resources Limited
REGIONAL PROJECT LOCATIONS
TASMANIA
HOBART



0
5
10
Kilometres
Meekatharra
Barrambie
SANDSTONE NORTH
Agnew
BILLY'S CHARM
Sandstone
NEWTOWN
OROYA
DAIRY BORE
HACKS
Mt. Magnet
MAGNET ROAD
BULLOAK
HILLVIEW
EDALE
Edale Fault
TWO MILE HILL
SHILLINGTON
BULCHINA (TROY)
INDOMITABLE
Sandstone Greenstone Belt
Fault
NUNNGARRA
IRON KNOB
GOAT FARM
EUREKA
TWIN SHAFTS
PLUM PUDDING
LADYBIRD
RAFFERTY'S EAST
LIGHTNING WELL
Youanmi
BELLCHAMBERS
VANGUARD
MANINGA MARLEY
HAVILAH
Youanmi
Paynes Find
HERALD TENEMENTS
MT. KERSEY J.V.
EDALE J.V.
MINING OPERATIONS
SIGNIFICANT PROSPECTS, OLD MINES
ANOMALIES
Herald Resources Limited
SANDSTONE AREA

SANDSTONE JOINT VENTURE

(East Murchison Mineral Field, WA)

EXPLORATION

Herald 100%, diluting to 40%

The following is based on reports provided by Troy Resources personnel who are managing the Sandstone Joint Venture. Troy has the right to earn up to a 60% interest by the expenditure of $3m over 5 years. Total expenditure by Troy Resources to 31 December 2001 was in excess of $2.1m.

RAB/RC drill programmes were completed in the Two Mile Hill – Shillington area, in the Indomitable area, at Vanguard, Bulloak, Havilah and Magnet Road. The results from these programmes indicate that follow up drilling is required at Shillington, Vanguard and Havilah. RC drilling is also planned for the Ladybird prospect.

Nunngarra

Herald 100%, diluting to 40%

Shillington (M57/128)

29 RC holes for 2,283m were completed, generally along the NW striking BIF ridge north of the Shillington pit. The programme was designed to test open positions, from previous drilling, and an interpreted SE plunge to ore shoots within the strike extensive BIF horizon.

The results (*Appendix 1, Table 2*) were generally of a similar tenor to earlier, adjacent Herald holes except for Troy's hole TMRC061, which appears to be a down-dip continuation of mineralisation left behind in the pit. There is scope for further drilling around this intersection to target what may be a north-plunging shoot.

Significant intercepts included:

3m @ 8.55g/t Au
3m @ 14.77g/t Au
1m @ 12.65g/t Au
16m @ 2.92g/t Au
7m @ 6.95g/t Au

Further work will be undertaken at the limits of current drilling (Shillington North) and around TMRC061.

Hacks Creek (E57/189, M57/129)

A programme of systematic drilling was conducted NE of the Two Mile Hill – Shillington area to test soil covered terrain over structurally favourable settings. No geochemical anomalies indicative of a blind mineralised system were defined.

Two Mile Hill (M57/128)

Two RC holes were drilled to test the westerly, down-dip extensions of known mineralisation. There were no significant assays.

Magnet Road ***(E57/208, E57/429, E57/430)*** Herald 85%, diluting to 34%

A short programme of RAB drilling was completed to test a soil anomaly at the NW limit of the EL. No significant intersections were recorded.

Edale JV Herald 50% diluting to 20%
(incl. 40% of first 30,000oz production)

Indomitable (E57/196)

RAB, air core and a small RC drilling programme in this area comprised a total of 90 holes and some 6,400m directed at favourable structures, as interpreted from aeromagnetic data. The results indicate extensive areas of low-grade gold mineralisation broadly related to north-west and north-east trending structural corridors. The weathering profile is particularly deep in this area and few drill holes penetrated to bedrock. Although a number of significant intersections were returned from RAB drilling, these were very wet holes and the sample quality was not considered reliable. Redrilling, using air core, has given a better indication of the tenor of gold mineralisation (*Table 1*).

Vanguard (M57/22)

Two RC holes and 38 RAB holes were drilled to test: the up-dip projection of previous intersections on two parallel, arcuate trending quartz vein/shears and a cross-cutting NE trending structure at Vanguard; and the Bullet prospect in the northern half of the tenement.

The results of the RC drilling (*Table 3*) were generally disappointing with generally thin intersections in sections of weak quartz veining, bleaching and disseminated pyrite in host dolerite.

The results of RAB drilling (*Table 3*) highlighted two areas of significant mineralisation. The structural controls of this mineralisation are not well understood. It appears a series of NE trending structures are important. These contain steeply SW plunging shoots of higher grade.

Further drilling at Vanguard is warranted once further structural interpretation is applied.

Bulloak (M57/1, E57/189)

A number of reconnaissance RAB holes were drilled in the Bulloak area directed at rock chip anomalies in BIFs. No significant intersections were returned.

Maninga Marley Herald 100%, diluting to 40%

Havilah (M57/301)

Only two of eight planned air core holes were completed because of hard bedrock (dolerite). One of these holes (TAC024) had intersections of 4m @ 3.13g/t Au (from 32m) and 5m @ 8.74g/t Au (from 53m).

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TAC024	743841	6881049	-60/180	62	32	36	4	**3.13**
					53	62	5	**8.74**

Further RC drilling is required to test the extension of this mineralisation.

CRATER

(East Murchison Mineral Field, WA)
Herald 20%

The following information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

No work was carried out during the quarter.

MONTAGUE

(East Murchison Mineral Field, WA)
Herald 100% diluting to 15%

The following information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

Airport (M57/99)

A total of 28 RAB holes for 1,488m were drilled on M57/99. Prior drilling has identified a broad halo of gold mineralisation extending over a 700m strike length within the Western, Central and Southern zones. The highlight of the quarter was the intersection of high grade mineralisation within the Central Zone of 25m @ 9.06g/t Au in hole GRB1186 (results based on 5m composite samples).

Western Zone

A new traverse, 60m north of previously reported drilling, intersected pyritic quartz veining and alteration. The best intersection was 5m @ 3.57 g/t Au in GRB1210. The Western Zone remains open to the north and at depth.

Central Zone

Infill drilling on line 6964300N intersected high grade gold mineralisation in hole GRB1186 of 25m @ 9.06g/t Au. The results confirm the potential for a high grade core of gold mineralisation within a broad halo defined by the shallow wide spaced drilling. The Central Zone has only been drill tested to a maximum depth of 50m.

IDA VALLEY

(East Murchison Mineral Field, WA)
Herald 100%

No work was carried out during the quarter.

KINTORE

(Coolgardie Mineral Field, WA)
Herald 100% diluting to 0%

Kundana Gold Pty Ltd, a subsidiary of Goldfields Ltd, (now Aurion Ltd) executed an option to purchase agreement with Herald in March 2001. The agreement gives Kundana exclusive rights to explore the project tenements over a two year period with payments due at the commencement of the agreement and after a period of 12 months. Kundana can then purchase 100% equity in the project by payment of $40,000 at the expiry of the two year period.

During the quarter Kundana completed 3 RC holes for 348m. The programme was designed to test the source of a significant RAB anomaly (11m @ 1.36g/t Au) on Micks Lode. All holes intersected Kintore tonalite with occasional narrow high grade gold mineralisation but no identifiable dipping quartz lode could be inferred from these results.

Best results were 1m @ 25.3g/t Au from 107m in KORC002, 1m @ 6.1g/t Au from 16m in KORC003, and 1m @ 12.1g/t Au from 82m and 4m @ 5.11g/t Au from 92m in KORC004.

QUARTZ CIRCLE

(Pilbara Mineral Field, WA)
Herald 100%

This project has been relinquished.

NEW SOUTH WALES

MOUNT DAVID

(Lachlan Fold Belt, New South Wales)
Herald 100%

The Company is still waiting for statutory approvals to enable commencement of a RAB/RC drilling program. An aboriginal heritage survey has been completed which shows that the proposed program can be conducted.

PROJECT GENERATION

Herald is presently in advanced negotiations with other parties on 2 resource properties within Australia. Further details will be announced once final agreement has been reached with those parties.

CORPORATE

WORKING CAPITAL

At the end of the quarter, the Company held working capital of $3.5m, excluding debt owed by subsidiary International Annax Ventures Inc.

GOLD PRICE PROTECTION / INCOME GENERATION

At the end of the quarter, the Company held the following positions:

(All prices in $A unless otherwise specified)

TYPE	NO. OF OZS	STRIKE PRICE	MATURITY
Gold Call options sold	55,000	$555	22 January 2002

Sale of the above options during the quarter generated revenue to Herald of $330,000.

Subsequent to the end of the quarter, the above options expired "out of the money" and were re-sold until 22 February 2002, generating additional income of $278,000.

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

The information in this report that relates to Mineral Resources (Empress) is based upon information compiled by Mr John Rowe, who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Rowe is employed by Mining Project Investors Pty Ltd. Mr Rowe has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (JORC Code). Mr. Rowe consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

APPENDIX 1
SANDSTONE AREA
SIGNIFICANT DRILLING INTERCEPTS

Table 1
Indomitable Prospect – Air Core and RC Drilling
Significant Intersections
(>0.5g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TAC009	733150	6892056	-60/90	95	35	55	20	0.97
				95	65	70	5	0.52
				95	80	85	5	1.26
TAC010	733098	6892055	-60/90	100	65	75	10	1.47
TAC012	733136	6892100	-60/90	80	20	25	5	0.78
				80	30	35	5	0.61
TAC013	733032	6892097	-60/90	116	60	65	5	1.08
				116	75	80	5	0.70
				116	110	115	5	0.73
TAC014	733231	6892172	-60/90	80	20	25	5	0.59
				80	55	60	5	0.78
TAC015	733051	6892160	-60/90	113	10	15	5	0.53
				113	65	70	5	1.08
TAC017	733253	6892241	-60/90	74	25	30	5	0.78
TAC018	733152	6892244	-60/90	80	10	15	5	0.54
TAC020	732949	6892247	-60/90	76	35	45	10	0.73
				76	50	55	5	1.30
TAC021	733128	6892305	-60/90	79	5	20	15	1.04
TAC025	733104	6892164	-60/90	68	15	20	5	0.61
TRC008	733090	6892110	-60/90	120	15	20	5	0.85
				120	25	30	5	0.62
				120	70	80	10	0.62

APPENDIX 1
SANDSTONE AREA
SIGNIFICANT DRILLING INTERCEPTS

Table 2
Shillington –RC Drilling
Significant Intersections
(> 1g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TMRC037	723095	6891896	-60/236	138	118	121	3	8.55
TMRC039	722948	6892118	-60/236	78	54	55	1	4.85
					72	73	1	3.17
TMRC042	722925	6892126	-60/236	70	39	42	3	2.04
					52	53	1	4.52
TMRC045	722860	6892083	-60/236	48	36	39	3	14.77
TMRC049	722792	6892157	-60/236	60	40	48	8	1.86
TMRC052	722732	6892165	-60/236	48	26	27	1	12.65
TMRC060	723130	6891924	-60/236	150	86	93	7	2.15
TMRC061	723022	6892021	-60/236	130	65	81	16	2.92
					114	121	7	6.95

APPENDIX 1
SANDSTONE AREA
SIGNIFICANT DRILLING INTERCEPTS
(Continued)

Table 3
Vanguard Prospect – RC and RAB Drilling
Significant Intersections
(> 1g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
RC Drilling Results								
TMRC 006	740600	6884125	-60/180	135	104	106	2	3.05
					118	119	1	3.50
TMRC 007	740640	6884125	-60/180	138	84	85	1	2.25
					120	122	2	2.53
RAB Drilling Results								
TAR114	740719	6884031	-60/180	50	23	26	3	2.46
TAR115	740693	6884062	-60/180	52	47	52	5	11.17 *
TAR120	740620	6884036	-60/180	40	17	23	6	2.12
					27	33	6	1.17
TAR121	740546	6883991	-60/090	65	4	7	3	2.52
TAR122	740525	6883974	-60/090	55	31	33	2	4.65
					39	55	16	6.38 *
TAR128	740722	6884043	-60/270	53	38	44	6	3.54
TAR132	740541	6883957	-60/360	65	36	49	13	5.56
TAR135	740578	6883915	-60/270	62	45	60	15^	1.14

* Bottom of hole interval.
^ 5 metre composites.

Data as supplied by Troy Resources NL

APPENDIX 2
REGIONAL EXPLORATION
SIGNIFICANT DRILLING INTERCEPTS

Montague JV – RAB Drilling Significant Intersections (>1g/t Au)							
Hole ID	AMG Northing	AMG Easting	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t Au
M57/99 *Western Zone*							
GRB1210	6964475	751500	-60/180°	30	35	5	3.57
				35	40	5	1.46
GRB1173	6964510	751530	-60/270°	25	30	5	1.66
				40	50	10	1.70
Central Zone							
GRB1200	6964325	751825	-60/180°	35	40	5	2.00
GRB1199	6964300	751825	-60/180°	33	38	5	1.63
GRB1186	6964300	751855	-60/270°	25	50	25	9.06
			incl.	25	30	5	2.84
				30	35	5	20.97
				35	40	5	7.49
				40	45	5	3.49
				45	50	5	10.53
GRB1184	6964350	751875	-60/270°	40	45	5	1.09

Data as supplied by Gateway Mining NL

APPENDIX 3
REGIONAL EXPLORATION
SIGNIFICANT DRILLING INTERCEPTS
(Continued)

Kintore JV – RC Drilling
Significant Intersections
(>1g/t Au)

Hole ID	AMG Easting	AMG Northing	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t Au
KORC002	309050	6613840	-60/270°	107	108	1	25.30
KORC003	309100	6613840	-60/270°	16	17	1	6.10
				40	43	3	1.19
				61	62	1	1.82
				75	76	1	1.55
				80	82	2	1.94
				100	101	1	1.14
				107	108	1	2.09
				117	118	1	3.39
KORC004	309150	6613840	-60/270°	19	20	1	3.29
				24	25	1	7.89
				49	51	2	2.18
				56	57	1	2.21
				78	79	1	3.25
				82	83	1	12.10
				92	96	4	5.11

Data as supplied by Goldfields Exploration Pty Ltd

APPENDIX 4

CHANGES IN INTERESTS IN MINING TENEMENTS

Project Name	Tenement Reference	Nature of Interest	Interest or right to earn at beginning of quarter	Interest or right to earn at end of quarter
Quartz Circle	M46/101, M46/147, M46/158	Registrable	100%	0%